Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Three Months Ended March 31, 2014
Income before income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$120,428
Interest expense
Senior notes payable and other debt	87,841
Distributions from unconsolidated entities	1,396
Earnings	$209,665
Interest
Senior notes payable and other debt expense	$87,841
Interest capitalized	132
Fixed charges	$87,973

Ratio of Earnings to Fixed Charges	2.38